EXHIBIT 99.1

(1) By virtue of a Stockholders Agreement, dated as of October 31, 2003 (the "Stockholders Agreement"), between the Reporting Person and those stockholders of the Issuer listed therein, the Reporting Person may be deemed a beneficial owner pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of 22,373,114 shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock"), which includes 437,406 shares subject to warrants or options that are exercisable within 60 days of October 31, 2003, that are subject to the Stockholders Agreement. Pursuant to Rule 16a-1(a)(4) under the Act, the Reporting Person hereby states that this Initial Statement of Beneficial Ownership of Securities on Form 3 shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of such shares of Common Stock. The Reporting Person does not have any pecuniary interest in such shares of Common Stock.